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Exhibit 4.3

CONSULTING AGREEMENT

    This Consulting Agreement is made between Castle Development, Ltd., (herein "Castle") and the National Law Library, Inc. ("NLL"), the Parties hereto hereby agree as follows:

    WHEREAS, NLL is going public by and through the process of a reverse merger, and

    WHEREAS, Castle Development is in the business of consulting with public companies regarding issues of business development. And, WHEREAS, such expertise as that possessed by Castle is a valuable commodity, which NLL desires to procure for its benefit,

    IT IS, THEREFORE, agreed that:

    Castle Development, Ltd., and/or its successor(s) or assignee(s), (herein "Castle") located at 5433 Westheimer, Suite 580, Houston, Texas, shall be issued 800,000 shares of Planet Resources or its successor's (NLL), as unrestricted S-8 shares at a share value of $.01 per share, ($8,000)., in return for a consulting contract from Castle Development, Ltd., and/or its successor(s) and/or assign(s).

    Castle shall have the right to purchase up to 600,000 shares of Planet or its successor's stock, post merger at a price of $.30 (thirty cents) per share. Such shares shall have priority right on registration and shall be registered with and as part of the first block of shares registered by NLL after the date of the closing of the reverse merger, if the option to purchase such shares has been exercised by Castle prior to the preparation date of the registration statement. Castle must exercise this option on or before ten days after the first day upon which the stock of NLL reaches a share price of one dollar and ten cents ($1.10).

    Planet shall execute a detailed Consulting Agreement Contract with Castle Development, Ltd., and/or its successor(s) or designee(s), immediately upon completion of the NLL/Planet merger, which consulting Agreement shall be for a term of 5 (five) years, and be on Castle's standard form consulting agreement, and shall call for monthly payments of $2,500 (twenty-five hundred dollars), per month beginning sixty (60) days after the merger date, until the Plane stock bid price exceeds $1.00 (one dollar), per share for 10 (ten) consecutive days at which time the monthly retainer paid to Castle shall permanently increase to $5,000 (five thousand dollars), until the contract expires, or until the stock bid price of Planet exceeds $3.00 (three dollars), per share for 10 (ten) consecutive days, at which time the monthly retainer paid Castle shall permanently increase to $7,500 (seventy-five hundred dollars), per month until the contract expires or until the stock bid price of Planet exceeds $4.00 (four dollars), per share for 5 (five) consecutive days at which time the monthly retainer paid Castle shall increase to $12,500 (twelve thousand five hundred dollars) until the expiration of the contract. (Note: since the per share price of Planet is used as a benchmark timing of consulting compensation increases, Castle shall not be expected to, nor shall it, promote Planet's stock or solicit purchases for Planet's shares or be involved in activities which prevent the issuance of S-8 stock under SEC rules.)

    Planet shall hire a public relations firm in consultation with Castle and shall allocate a minimum of 180,000 (one hundred eighty thousand), shares of unrestricted S-8 stock as payment to such firm(s).

    Castle shall have the right to name two people to NLL /Planet's Board of Directors for the term of Castle's consulting agreement subject to NLL/Planet's Board of Director for the term of Castle's consulting agreement, subject to board acceptance and not to exceed 40% (forty percent) of board members.

    If the foregoing is agreeable, please execute below understanding this contract is totally contingent on a merger of NLL/Planet.

    This Agreement is a memorialization of a contract executed and agreed to on the 22nd day of January 1999 and supersedes the same.

National Law Library, Inc.

By	/s/ HUNTER M. A. CARR Hunter M. A. Carr, CEO

Castle Development, Ltd.

/s/ GERALD M. SHERMAN Gerald M. Sherman, Vice President For, Castle Development, Ltd.

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CONSULTING AGREEMENT